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SECURITITES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

FORM 11-K

(Mark One)

     [x]          Annual Report pursuant to Section 15(d) of the Securities Exchange of 1934 [Fee Required]

For the fiscal year ended December 31, 2002

OR

     [  ]          Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

For the transition period from ___  to ___

Commission File Number      1-13578

              A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

              B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOWNEY FINANCIAL CORP.
3501 Jamboree Road
Newport Beach, CA 92660

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Index to Financial Statements and Supplemental Schedules

Page
Independent Auditors’ Report	1

Statements of Net Assets Available for Plan Benefits – December 31, 2002 and 2001	2

Statements of Changes in Net Assets Available for Plan Benefits – Years ended December 31,	3
2002 and 2001

Notes to Financial Statements – December 31, 2002 and 2001	4

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2002	10

Schedule G, Part III – Schedule of Nonexempt Transactions – Year ended December 31, 2002	11

All other schedules are omitted because they are not required by Department of Labor regulations or are not applicable.

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KPMG
      355 South Grand Avenue
      Suite 2000
      Los Angeles, CA 90071

Independent Auditors’ Report

The Administrative Committee
Downey Savings and Loan Association, F.A.
       Employees’ Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

          /s/ KPMG LLP

May 30, 2003

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001

Assets:
Investments, at fair value:
Money market funds	$9,893,164	8,141,477
Mutual funds	21,954,073	20,732,369
Downey Financial Corp. common stock	5,636,516	5,925,853
Participant loans	1,800,482	1,445,590

	39,284,235	36,245,289

Receivables:
Employer’s contribution	288	1,967,996
Participant’s contribution	725	-
Investment income	430	632

	1,443	1,968,628

	39,285,678	38,213,917
Liabilities:
Excess contributions payable	3,252	-
Other liabilities	-	69

Net assets available for plan benefits	$39,282,426	38,213,848

See accompanying notes to financial statements.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001

Additions to net assets attributed to:
Net depreciation in fair value of investments	$(3,610,157)	(3,312,510)
Interest and dividends	807,777	1,193,947

	(2,802,380)	(2,118,563)
Contributions:
Employer	1,473,068	2,412,451
Participant	4,885,113	3,818,232

Total additions	3,555,801	4,112,120

Deductions from net assets attributed to:
Benefits paid to participants	2,446,857	2,144,521
Fees for participants loans	40,366	15,551

Total deductions	2,487,223	2,160,072

Net increase	1,068,578	1,952,048
Net assets available for plan benefits:
Beginning of year	38,213,848	36,261,800

End of year	$39,282,426	38,213,848

See accompanying notes to financial statements.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)          Description of the Plan

          (a)          General

The Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan (the Plan) was established as a profit sharing plan on January 1, 1978 and was originally called the Employees’ Profit Sharing Plan of Downey Savings and Loan Association. The Plan was amended and restated in its entirety as of October 1, 1997 and continues to qualify as both a profit sharing plan and a qualified cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k). The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of Downey Savings and Loan Association, F.A., its affiliates, and subsidiaries (Downey). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          (b)          Administration of the Plan

The Plan is administered by Downey (the Plan Administrator). Downey Savings and Loan Association, F.A. Administrative Committee (the Committee) also administers the Plan and consists of at least three members and has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a nondiscretionary trust by Fidelity Management Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer, and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator, the Committee, or its designees.

          (c)          Contributions

Effective 2002, all employees of Downey are eligible to participate in the Plan after completing one year of service, provided they are at least 18 years of age. From January through June of 2002, participants could contribute up to 15% of their compensation, subject to limitations and provisions in the Plan. Subsequent to June 2002, an amendment was approved allowing participants to contribute up to 60% of their annual compensation, not to exceed the IRS limit of $11,000 in a calendar year. In addition, the amendment permitted participants who reach age 50 or older by December 31 of the Plan Year to contribute an additional amount of their annual compensation as a catch-up contribution as provided by the (Economic Growth and Tax Relief Reconciliation Act (EGTRRA)). Downey makes a matching contribution equal to 50% of the participant’s pretax contributions to the Plan that do not exceed 6% of the participant’s annual compensation. Participants still may rollover into the Plan amounts representing distributions from other qualified plans.

Prior to 2002, all employees of Downey were eligible to participate in the Plan the first of a calendar quarter provided they were 21 years of age and had completed one year of service. Participants could contribute up to 15% of their compensation each year, subject to limitations and provisions in the Plan. Downey made a matching contribution equal to 25% of the participant’s pretax contributions that did not exceed 4% of the participant’s annual compensation. In addition, Downey made an

(Continued)

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

annual discretionary profit sharing contribution to the Plan based on Downey’s net income. Allocation of the discretionary contribution was based on points credited to each eligible participant and salary. Points were credited based on the employee’s age and vested years of service.

          (d)          Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of Downey’s matching and discretionary contributions, and the Plan’s earnings and losses. Allocations are based on participant earnings or account balances, as defined.

          (e)          Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Downey’s matching and discretionary contributions plus actual earnings thereon is based on years of service. A participant vests at the rate of 20% after one year of service and 20% each year thereafter until 100% vesting is reached after five years of service. In addition, a participant becomes 100% vested if the sum of the participant’s age and years of service equals at least 60.

          (f)          Forfeited Accounts

At years ended December 31, 2002 and 2001, forfeited accounts totaled $66,071 and $55,780, respectively. These accounts are used to reduce future employer contributions. For Plan years 2002 and 2001, $41,595 and $57,055 of forfeitures, respectively, were used to reduce employer contributions.

          (g)          Investment Options

At December 31, 2002, the investment options available to the Plan’s participants were as follows:

  Downey Financial Corp. Stock Fund – The fund provides Plan participants with an opportunity to invest in Downey Financial Corp. common stock. Cash balances within this fund are invested temporarily in the Fidelity Institutional Cash Portfolio, which is a money market fund.
  Fidelity Retirement Money Market Fund – The fund seeks to preserve capital and maintain a high degree of liquidity while providing income. The fund invests in high-quality, short-term U.S. dollar-denominated money market instruments of domestic and foreign issuers.
  PIMCO Low Duration Institutional Fund – The fund seeks total return – both income and capital appreciation – consistent with prudent investment management.
  Templeton Foreign Fund – The fund seeks long-term growth of capital.
  Fidelity Puritan Fund – The fund seeks income consistent with preservation of capital.
  Fidelity Growth & Income Fund – The fund seeks long-term growth, current income, and growth of income, consistent with reasonable investment risk.
  Fidelity Low-Priced Stock Fund – The fund seeks capital appreciation.

(Continued)

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

  Fidelity Aggressive Growth Fund – The fund seeks to increase the value of investments over the long term through capital appreciation.
  Fidelity Spartan U.S. Equity Index Fund – The fund seeks to provide investment results that correspond to the total performance of common stocks of companies publicly traded in the United States.
  Fidelity Freedom Income Fund – The fund seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.
  Fidelity Freedom 2000 Fund – The fund seeks high total returns for those planning to retire in approximately 1 – 10 years.
  Fidelity Freedom 2010 Fund – The fund seeks high total returns for those planning to retire in approximately 10 – 20 years.
  Fidelity Freedom 2020 Fund – The fund seeks high total returns for those planning to retire in approximately 20 – 30 years.
  Fidelity Freedom 2030 Fund – The fund seeks high total returns for those planning to retire in approximately 30 – 40 years.
  Fidelity Freedom 2040 Fund – The fund seeks high total returns for those planning to retire around 2040.

          (h)          Participant Loans

Participants may borrow from their fund accounts for general purposes, as defined within the Plan. Participant loans are limited to the lesser of 1) 50% of the participant’s current vested fund balance or 2) $50,000 reduced by the highest outstanding loan balance during the previous 12 months. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to prime plus 2% at the time the loan is originated. Participants pay $75 to establish a loan and then pay $6.25 on a quarterly basis for maintenance. Principal and interest are paid ratably through payroll deductions.

          (i)          Payments of Benefits

Upon termination of service, a participant may elect to receive either a single lump-sum payment in cash or Downey stock equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed five years.

          (j)          Administrative Expenses

All administrative costs of the Plan, excluding investment management fees and fees for participant loans, are paid by Downey.

(Continued)

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

          (k)          Plan Termination

Although it has not expressed any intent to do so, Downey has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)          Significant Accounting Policies

          (a)          Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

          (b)          Investments

Publicly traded securities are carried at fair value based on published market quotations. Purchases and sales of investments are recorded on a trade-date basis. Net appreciation or depreciation of investments includes both realized and unrealized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          (c)          Participant Loans

Participant loans are included in the statements of net assets available for Plan benefits at their outstanding balance, which approximates fair value of the loans. The loans are payable through payroll deductions.

          (d)          Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

          (e)          Payment of Benefits

Benefits are recorded when paid.

(3)          Investments

In accordance with the terms of the Plan’s Investment Policies, Guidelines, and Objectives, the Plan will offer a minimum of five investment options. Plan participants select the options they prefer and allocate their contributions between options as they deem appropriate.

(Continued)

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The following table presents the fair value of investments, with those that represent 5% or more of the Plan’s net assets at the end of the Plan year separately identified:

Investment	2002	2001

Downey Financial Corp. Stock Fund	$5,636,516	5,925,853
Fidelity Retirement Money Market Fund	9,501,564	7,784,306
Pimco Low Duration Institutional Fund	2,815,692	1,917,246
Fidelity Puritan Fund	3,175,863	3,323,498
Fidelity Growth & Income Fund	6,628,984	7,357,495
Fidelity Low-Priced Stock Fund	3,614,353	3,118,937
Fidelity Spartan U.S. Equity Index Fund	1,995,586	2,214,177
Other investments less than 5%	5,915,677	4,603,777

	$39,284,235	36,245,289

During 2002 and 2001, the Plan’s investments depreciated in value as follows:

	2002	2001

Mutual funds	$(3,432,902)	(1,707,418)
Downey Financial Corp. Stock Fund	(177,255)	(1,605,092)

Net depreciation in fair value of investments	$(3,610,157)	(3,312,510)

(4)          Federal Income Taxes

The Plan obtained its latest determination letter on May 4, 1998, in which the Internal Revenue Service stated that the Plan, as amended and adopted on September 29, 1997, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan has been subsequently amended since September 29, 1997. Subsequent amendments of the Plan were adopted on February 1, 1998, October 11, 1999, November 18, 1999, March 24, 2000, March 27, 2001, and June 28, 2002. In the opinion of management, the Plan continues to meet the requirements of the Internal Revenue Code.

(5)          Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Research, which is affiliated with Fidelity Management Trust Company, which is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Fees for the trust management services are paid by Downey.

(Continued)

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(6)          Reconciliation of Financial Statements to Form 5500

The following are reconciliations of excess contributions paid to participants and net assets per the financial statements for the year ended December 31, 2002 to Form 5500:

Net assets available for Plan Benefits per the financial statements	$39,282,426
Add:
Excess contributions	3,252

Net assets per Form 5500	$39,285,678

Total contributions per financial statements	$6,358,181
Add:
Excess contributions	3,252

Total contributions per Form 5500	$6,361,433

(Continued)

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Schedule 1

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

		Description of investment
		including maturity date, rate
Identity of issue, borrower,		of interest, collateral, par, or
lessor, or similar party		maturity value	Current value

*	Downey Financial Corp. Stock Fund	144,526 shares common stock	$5,636,516
*	Fidelity Institutional Cash Portfolio	Money Market Fund	391,599
*	Fidelity Retirement Money Market Fund	Money Market Fund	9,501,564
	PIMCO Low Duration Inst. Fund	274,167 shares mutual fund	2,815,692
	Templeton Foreign Fund	121,999 shares mutual fund	1,013,811
*	Fidelity Puritan Fund	201,131 shares mutual fund	3,175,863
*	Fidelity Growth & Income Fund	218,706 shares mutual fund	6,628,984
*	Fidelity Low-Priced Stock Fund	143,598 shares mutual fund	3,614,353
*	Fidelity Aggressive Growth Fund	57,506 shares mutual fund	643,494
*	Fidelity Spartan U.S. Equity Index Fund	64,064 shares mutual fund	1,995,586
*	Fidelity Freedom Income Fund	99,868 shares mutual fund	1,058,598
*	Fidelity Freedom 2000 Fund	6,618 shares mutual fund	72,860
*	Fidelity Freedom 2010 Fund	26,930 shares mutual fund	308,074
*	Fidelity Freedom 2020 Fund	27,791 shares mutual fund	295,698
*	Fidelity Freedom 2030 Fund	27,898 shares mutual fund	285,675
*	Fidelity Freedom 2040 Fund	7,745 shares mutual fund	45,386
*	Participants loans	Participant loans (interest rates
		from 6.25% to 11.5%)	1,800,482

* Denotes a party in interest

See accompanying independent auditors’ report.

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Schedule 2

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2002

(i)
	(b)					(g)		Current value	(j)
	Relationship to plan	(c)	(d)	(e)	(f)	Expense	(h)	of asset on	Net gain or
(a)	employee, or other	Description	Purchase	Selling	Lease	incurred with	Cost of	transaction	(loss) on
Identity of party involved	party-in-interest	of transaction	Price	price	rental	transaction	asset	date	transaction

Downey Savings and Loan Assoc., FA	Plan sponsor	Late contribution	$-	$-	$-	$-	$252	$253	$1

See accompanying independent auditors’ report.

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REQUIRED INFORMATION

I.          Financial Statements.

Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors’ report thereon.

II.          Exhibits:

Independent Auditors' Consent.

99.1 Certification of Director of Human Resources pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.2 Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A. EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Date: June 20, 2003	By /s/ Thomas E. Prince Thomas E. Prince Member, Administrative Committee

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  FORM 11-K Cover Page
  Employees’ Retirement and Savings Plan Report
  Required Information
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